SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 16 May, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 16 May, 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 May 2014

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN OR AUSTRALIA

ING Group completes EUR 1.125 billion pre-IPO investment into NN Group

ING has completed the issuance of EUR 1.125 billion in subordinated notes that will, in line with the completion of the intended IPO of NN Group, be exchanged into NN Group shares. The transaction represents an important investment into NN Group ahead of the intended IPO of ING’s European and Japanese insurance and investment management activities.

As announced on 30 April 2014, ING has secured investments totalling EUR 1.275 billion into NN Group ahead of its intended IPO by agreeing to sell EUR 150 million in NN Group shares at the IPO to RRJ Capital, Temasek, and SeaTown Holdings International, three Asia-based investors, and to issue to these investors EUR 1.125 billion subordinated notes that will over time be mandatorily exchanged into NN Group shares.

As previously announced, ING is preparing NN Group for a base case IPO. Preparations are on track for a transaction in 2014, depending on market circumstances, and any further announcements will be made as and when appropriate.

NOTE FOR EDITORS

Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING are available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com. For further information on NN Group, please visit www.nn-group.com.

Press enquiries ING Group	Investor enquiries ING Group
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group.

The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 63,000 employees offer retail and commercial banking services to customers on in over 40 countries. ING’s subsidiary NN Group is a leading insurance and investment company active in 18 countries, predominantly in Europe and Japan, with more than 12,000 employees. NN Group is preparing to become an independent, stand-alone company, separate from ING.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N). Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING shares being included in the Dow Jones Sustainability Index (Europe and World), the FTS4Good index and the Euronext Vigeo Europe 120 index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 16 May, 2014